Filed pursuant to Rule 424(b)(3)
File No. 333-216037

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated May 7, 2018

to

Prospectus dated May 2, 2018

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated May 2, 2018 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 37 of the Prospectus before you decide to invest in shares of our common stock.

Purchase Price Information

On May 4, 2018 we received our first subscriptions for Class T-C and Class M shares of common stock. Such shares were purchased at a price of $25.00 per share, plus, for Class T-C shares, applicable selling commissions. Starting today, May 7, 2018, we will begin calculating and publishing our NAV per share for Class T-C and Class M shares on our website, www.FSInvestments.com, and it will be made available on our toll-free telephone line, 877-628-8575. The purchase price for Class T-C and Class M shares will now vary from day-to-day and, on each business day, will equal our NAV per share for such class as determined after the close of business on such day, plus, for Class T-C shares, applicable selling commissions.

Any subscriptions for Class T-C or Class M shares received now through Wednesday, May 9, 2018, will be executed at NAV per share for such class at the close of business on Wednesday, May 9, 2018, plus, for Class T-C shares, applicable selling commissions. Investors whose subscriptions for Class T-C or Class M are received now through Wednesday, May 9, 2018 may cancel their subscriptions before the close of business on Wednesday, May 9, 2018.

Purchases and repurchases of shares of all of our publically offered share classes (Class T, Class T-C, Class D, Class M and Class I) will be made based on the appropriate day’s applicable per share NAV, plus for Class T-C and Class T shares, applicable selling commissions and for Class T shares, applicable dealer manager fees. On each business day, our NAV per share for each share class is posted on our website, www.FSInvestments.com, and made available on our toll-free telephone line, 877-628-8575.

Investment Activity

On May 2, 2018, we, through a wholly-owned subsidiary, closed a $19.8 million senior floating-rate mortgage loan (the “Robert Towers Loan”), secured by a 206-unit, 11-story apartment building located in East Orange, New Jersey. We funded the purchase of the Robert Towers Loan with proceeds from the private placement of our Class S common stock and the GS-1 Facility.

The Robert Towers Loan bears interest at a floating rate of 4.65% over the one-month LIBOR with an interest rate floor of 6.20% and loan to value ratio of 76.8%. The Robert Towers Loan has an initial 36-month term with two, 12-month extension options subject to satisfaction of certain performance tests and the payment of an extension fee.